Exhibit 99

Designer Intimates, Inc.

Consolidated Financial Report August 31, 2003

McGladrey & Pullen
Certified Public Accountants

Independent Auditor’s Report

To the Board of Directors and Stockholders
Designer Intimates, Inc.

We have audited the accompanying consolidated balance sheet of Designer Intimates, Inc. and its Subsidiary as of August 31, 2003, and the related consolidated statements of income, accumulated deficit and cash flows for the eleven months then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements arc free of material misstatement. An audit includes examining. on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Designer Intimates. Inc. and Subsidiary as of August 31, 2003, and the results of their operations and their cash flows for the eleven months then ended in conformity with accounting principles generally accepted in the United States of America.

New York, New York
October 30, 2003

McGladrey & Pullen, LLP is an independent member firm of
RSM International, an affiliation of independent accounting
and consulting firms.

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Designer Intimates, Inc.

Consolidated Balance Sheet August 31, 2003

ASSETS

Current Assets:
Cash	$131,572
Due from factor	411,192
Inventories	8,738,414
Prepaid expenses	36,600
Income taxes receivable	423,077
Deterred income taxes	200,000

Total current assets	9,940,855

Equipment and Leasehold Improvements, at cost:
Equipment and furniture	604,315
Leasehold improvements	555,104

1,159,419
Less: Accumulated depreciation and amortization	257,486

901,923

Other Assets:
Goodwill	2,547,878
Other intangible assets subject to amortization	387,500
Other	94,590

3,029,968

$13,872,756

LIABILITIES AND STOCKHOLDERS’ DEFICIT

Current Liabilities:
Loan payable-other	$3,198,542
Accounts payable	10,543,736
Accrued expenses and other current abilities	969,405

Total current liabilities	14,711,683

Stockholders’ Deficit:
Common stock no par value:
1,000 shares authorized
300 shares, issued and outstanding	3,000
Accumulated deficit (beginning October 1, 2002)	(841,927)

Total stockholders’ deficit	(838,927)

$13,872,756

See notes to consolidated financial statements. 2

Designer Intimates, Inc.

Consolidated Statement Of Income Eleven Months Ended August 31, 2003

Net Sales	$69,218,187

Cost and Expenses:
Cost of Sales	54,931,772
Selling, general and administrative expenses	14,681,371

69,613,143

(Loss) from operations	(394,956)

Interest expense	276,971

(Loss) before income taxes	(671,927)

Provision for income taxes	170,000

Net (loss)	$(841,927)

See notes to consolidated financial statements. 3

Designer Intimates, Inc.

Consolidated Statement Of Accumulated Deficit Eleven Months Ended August 31, 2003

Balance, beginning	$—

Net (loss)	(841,927)

Balance, end	$(841,927)

See notes to consolidated financial statements. 4

Designer Intimates, Inc.

Consolidated Statement Of Cash Flows Eleven Months Ended August 31, 2003

Cash Flows From Operating Activities:
Net (loss)	$(841,927)
Adjustments to reconcile net (loss) to net cash
provide by operating activities:
Depreciation and amortization of equipment
and leasehold improvements	257,486
Amortization of intangible assets	1,010,500
Deferred income taxes	133,000
Changes in operating assets and liabilities:
(Increase) decrease in:
Due from factor	1,011,124
Inventories	471,694
Prepaid expenses and other current assets	(23,720)
Income taxes	(733,467)
Other assets	44,407
(Increase) decrease in:
Accounts payable	439,618
Accrued expenses and other current liabilities	(961,668)

Net cash provided by operating activities	804,047

Cash (Used in) Investing Activities:
Acquisition of equipment and leasehold improvements	(241,053)

Cash Flows From Financing Activities:
Payment of loan – bank	(4,500,000)
Proceeds from loan – other	3,198,542

Net cash (used in) financing activities	(1,301,458)

Net (decrease) in cash	(738,464)

Cash:
Beginning	870,036

Ending	$131,572

Supplemental Disclosures of Cash Flow Information:
Cash paid for:
Income taxes	$803,000

Interest	$277,000

See notes to consolidated financial statements. 5

Designer Intimates, Inc.

Notes To Consolidated Financial Statements

Note 1. Significant Accounting Policies

Acquisition: Effective September 30, 2002, Designer Intimates, Inc. acquired all of the outstanding common stock of Nap, Inc. for $11,860,000 utilizing financing from a factor. The fair value of tangible net assets acquired was $7,914,122. The excess of the purchase price over the fair value of tangible net assets acquired of $3,945,878, consisted of goodwill of $2,547,878 and other intangible assets of $1,398,000. In connection with this acquisition, Designer Intimates, Inc. obtained a credit line from a factor that is collateralized by the inventory and accounts receivable of NAP, Inc. and the guarantees of the principal shareholders of Designer Intimates, Inc. On October 3, 2002, Nitches, Inc. acquired a 28% interest in Designer Intimates, Inc. Nitches has guaranteed $3 million of the credit line and this guarantee formed the consideration from Nitches for its 28% ownership interest.

Principal Business Activity: The consolidated financial statements include the accounts of Designer Intimates, Inc. and its wholly-owned subsidiary, NAP, Inc. (the “Company”). The Company is engaged in the design and importation of women and men’s apparel for sale to select retailers throughout the United States. All significant intercompany accounts, transactions and balances have been eliminated in consolidation.

Revenue Recognition: The Company recognizes revenue when merchandise is shipped to its customers. The Company provides an allowance at the time of shipment for estimated sales returns and allowances.

Inventories: Inventories are stated at the lower of cost or market; cost is determined using the first-in, first-out method.

Equipment and Leasehold Improvements. Equipment and leasehold improvements are stated at cost, loss accumulated depreciation and amortization. Depreciation of equipment and furniture is provided for by the straight-line method over the estimated useful lives of the assets ranging from five to seven years. Leasehold improvements are amortized using the straight-line method over the lesser of the estimated useful life of the improvement or the term of the related lease.

Repairs and maintenance expenditures that do not extend the useful lives of the related assets are expensed as incurred.

Goodwill: The Company accounts for goodwill in accordance with Statements of Financial Accounting Standards No. 141 and No. 142. Goodwill is not amortizable over the periods benefited, but instead is subject to periodic testing for impairment. Goodwill is tested for impairment on an annual basis or during the year that an event occurs or circumstances change that would reduce the fair value below its carrying amount.

Other Intangible Assets Subject to Amortization: Other intangible assets consist of customer production backlog and non-compete agreements, which are being amortized over two months and three years, respectively.

Impairment of Long-Lived Assets: The Company evaluates the recoverability of long-lived assets, at each balance sheet date, using certain financial indicators such as historical and future ability to generate cash flows from operations. The Company’s policy is to record an impairment loss in the period when it is determined that the carrying amount of the asset may not be recoverable. At August 31, 2003, no long-lived assets were deemed to be impaired.

Income Taxes: Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

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Designer Intimates, Inc.

Notes To Consolidated Financial Statements

Note 2. Due From Factor

In October 2002, pursuant to a factoring agreement, the Company transferred substantially all of NAP’s accounts receivable to the factor. In addition, starting in October 2002, all of the Company’s accounts receivable have been sold to the factor without recourse as to bad debts, but with recourse as to customer claims. Factor commissions are charged primarily at the rate of .3 of 1% of sales. Amounts advanced by the factor to the Company in anticipation of collection incur interest at the prime rate which was 4% at August 31, 2003. The Company’s obligation to the factor is collateralized by substantially all of NAP’s assets and is guaranteed by the Company’s principal shareholders (see Note 1). The initial term of the agreement is through December 31, 2006 and provides for early termination fees.

Due from factor at August 31, 2003 is as follows:

Receivables	$7,037,869
Less: Advances – factor	(6,226,677)
Allowances – customer claims	(400,000)

$411,192

Note 3. Inventories Inventories at August 31, 2003 consist of the following:

Work-in-progress	$815,415
Finished goods	7,922,999

$8,738,414

In-transit inventories (included herein) were approximately $2,668,000. Note 4. Other Intangible Assets

	Net Carrying Value September 30, 2002	Amortization Eleven Months Ended August 31, 2003	Net Carrying Value August 31, 2003

Customer production backlog (a)	$840,000	$840,000	$—
Non-competition agreements (b)	558,000	$170,500	$387,500

	$1,398,000	$1,010,500	$387,500

Other intangible assets subject to amortization consist of the following:

(a)	Customer production backlog is the value ascribed to the unshipped customer orders at September 30, 2002 and was fully amortized by November 30, 2002.

(b)	The agreements are with former shareholders and are being amortized by the straight-line method over the three-year restriction period.

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Designer Intimates, Inc,

Notes To Consolidated Financial Statements

Note 5. Loan Payable-Other

In August 2003, the Company received a loan ($3,198,542) from a third party. The loan is without interest and has no specified repayment terms.

Note 6. Accrued Expenses And Other Current Liabilities

Accrued expenses and other current liabilities at August 31, 2003 are comprised of the following:

Fringe benefits	$121,968
Sample prints	336,805
Other	510,632

$969,405

Note 7. Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets are as follows:

Deferred tax assets:
Allowances – customer claims	$110,000
Capitalization of expenses (Unicap)	90,000

$200,000

Significant components of the provision for income taxes are as follows:

Current:
Federal	$20,000
State and local	20,000

40,000

Deferred:
Federal	130,000

$170,000

The difference between the statutory tax rate and the effective tax rate results primarily from state and local taxes and certain nondeductible expenditures, including amortization of intangibles of $1,010,500.

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Designer Intimates, Inc.

Notes To Consolidated Financial Statements

Note 8. Concentration Of Credit Risk And Operating Segments

Financial instruments that potentially subject the Company to concentration of credit risk include cash and receivables arising from its normal business activities. At August 31, 2003 all of the Company’s cash were demand deposits primarily at two financial institutions. The Company had no cash equivalents. Sales to three customers represent 66% of net sales for the eleven months ended August 31, 2003 and 45% of the receivables factored as of August 31, 2003.

The Company’s products comprise a single operating segment. No significant assets are maintained outside of the United States of America.

Note 9. Retirement Plan

The Company has a Profit Sharing/401(k) plan. Substantially all employees are eligible to participate in the plan once they have attained one year of service, as defined. Participants may make elective contributions, as provided. The Company provides discretionary contributions on behalf of all participants. The Company contributed approximately S100,000 for the eleven months ended August 31, 2003.

Note 10. Commitments and Contingencies

Leases: The Company leases a warehouse and office facilities under noncancellable operating lease agreements.

Total rent expense under the lease agreements for the eleven months ended August 31, 2003 amounted to approximately $868,000.

Approximate future minimum lease payments under the agreements are as follows:

Year Ending August 31,
2004	$696,000
2005	710,000
2006	490,000
2007	163,000

$2,059,000

Certain of the agreements contain provisions for additional rent based upon increases in the operating costs of the premises and the Consumer Price Index.

Contingencies: At August 31, 2003, the Company had outstanding letters of credit of $2,666,000.

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